UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Foamex International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    344123997
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Robert L. Brooks
            Senior Executive Vice-President, Treasury and Operations
                             The Bank of Nova Scotia
                               44 King Street West
                            Scotia Plaza, 64th floor
                            Toronto, Ontario, Canada
                                     M5H 1H1
                                 (416) 866-6163

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

                                                         SCHEDULE 13D


----------------------------------------------
CUSIP No. 344123997
----------------------------------------------

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        The Bank of Nova Scotia

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)  [ ]
        (b)  [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
  4
        Not Applicable
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                           [ ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada
------------------------- ---------- -------------------------------------------
                              7      SOLE VOTING POWER

      NUMBER                         5,496,426
        OF               ---------- --------------------------------------------
      SHARES                  8      SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                         0
      EACH                ---------- -------------------------------------------
    REPORTING                        SOLE DISPOSITIVE POWER
     PERSON                   9
      WITH                           5,496,426
                          ---------- -------------------------------------------
                                     SHARED DISPOSITIVE POWER
                             10
                                     0
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,496,426
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                             [X]

------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        22.49% (calculated on the basis of 24,444,617 shares of voting common stock outstanding, as reported on the Issuer's Form 10-Q for the quarter ended September 26, 2004).

------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        BK
------- ------------------------------------------------------------------------



                         (Continued on following pages)
                               Page 2 of 17 Pages

------------------------------------------
CUSIP No. 344123997
------------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Calder & Co.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
         SOURCE OF FUNDS (See Instructions)
   4
         Not Applicable
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                            [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York, United States

------------------------- ---------- -------------------------------------------
                              7      SOLE VOTING POWER

      NUMBER                         0
        OF               ---------- --------------------------------------------
      SHARES                  8      SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                         5,443,426
      EACH                ---------- -------------------------------------------
    REPORTING                        SOLE DISPOSITIVE POWER
     PERSON                   9
      WITH                           0
                          ---------- -------------------------------------------
                                     SHARED DISPOSITIVE POWER
                             10
                                     5,443,426
------------------------- ---------- -------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,443,426
-------- -----------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                        [X]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.27% (calculated on the basis of 24,444,617 shares of voting common stock outstanding, as reported on the Issuer's Form 10-Q for the quarter ended September 26, 2004).
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)

         PN
-------- -----------------------------------------------------------------------


                         (Continued on following pages)
                               Page 3 of 17 Pages

                                Explanatory Note

     This Amendment No. 1 ("Amendment No. 1") amends and restates the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on November 8, 2000 by The Bank of Nova Scotia (the "Bank"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

     This Amendment No. 1 to the Schedule 13D relates to shares of Common Stock, par value $ .01 per share (the "Company Common Stock"), of Foamex International Inc. (the "Company"). The principal executive offices of the Company are located at 1000 Columbia Avenue, Linwood, PA 19061.

Item 2. Identity and Background.

     This Amendment No. 1 is being filed by The Bank of Nova Scotia, whose place of organization is Canada and whose business address is 44 King Street West, Scotia Plaza, 8th floor, Toronto, Ontario, Canada, M5H 1H1, and by Calder & Co., a partnership established to hold securities in the partnership name for the account and subject to the order of the Bank (the "Nominee"), whose business address is One Liberty Plaza, New York, New York 10006. Set forth on Appendix A attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and citizenship of the directors and executive officers of the Bank. Set forth on Appendix B attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and citizenship of the partners of the Nominee.

     During the last five years, neither the Bank, nor to its knowledge, any of its directors or executive officers, nor the Nominee, nor to its knowledge, any of its partners, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     See the information set forth under "Item 4. Purpose of Transaction," which is incorporated by reference in response to this Item 3.


Item 4. Purpose of Transaction.

     In the ordinary course of its business, from 1995 through 1999, the Bank made loans and advances, and extended credit and other financial accommodations to or for the benefit of Trace


                               Page 4 of 17 Pages

International and/or Trace Foam Sub (collectively "Trace") pursuant to, or in connection with, certain loan agreements, credit agreements, pledge agreements, security agreements, demand notes, guarantees and other agreements, instruments and documents, including without limitation the following (collectively, the "Loan Documents"): Margin Loan Credit Agreement, dated as of August 15, 1997, between Trace International and the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Second Amended and Restated Credit Agreement, dated as of December 24, 1997, between Trace International and the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Guaranty, dated July 28, 1995, by Trace International in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Demand Note, dated May 7, 1999, between Trace International and the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Amended and Restated Pledge Agreement, dated as of June 30, 1998, by Trace International in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Pledge Agreement, dated as of August 15, 1997, by Trace International in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Trace Foam Sub Guaranty, dated as of December 30, 1998, by Trace Foam Sub in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Demand Note, dated December 1, 1998, between Trace Foam Sub and the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Note Pledge Agreement, dated as of March 29, 1999, by Trace Foam Sub in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; and Borrower Pledge Agreement, dated as of May 7, 1999, made by Trace Foam Sub in favor of the Bank, as amended.

     On July 21, 1999, Trace filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. The Bank's claims of in excess of US $167,000,000 at the time Trace filed its petitions in addition to the assigned claims of certain other Trace creditors were secured by liens and security interests on certain Trace assets, including as to the assigned claims, 7,000,247 shares of Company Common Stock.

     Pursuant to the Stipulation of Settlement (the "Settlement") between the Bank and John S. Pereira, in his capacity as the Chapter 7 Trustee of Trace (the "Trustee"), entered as an Order by the U.S. Bankruptcy Court for the Southern District of New York on October 18, 2000, and which became final and non-appealable on or about October 31, 2000, the Bank became the owner of 1,500,000 shares of Company Common Stock.

         Pursuant to the Share Exchange Agreement, dated as of July 31, 2000, as amended October 25, 2000, by and between the Bank and the Company (the "Share Exchange Agreement"), on November 2, 2000 the Bank transferred 1,500,000 shares of Company Common Stock to the Company in exchange for 15,000 shares of Company Series B Preferred Stock (the "Company Preferred Stock") to be held the Nominee. At any time, the holders of the Company Preferred Stock may convert each share of Company Preferred Stock, for no further consideration, into 100 shares of Company Common Stock, subject to adjustment; provided that, until (A) the termination of (1) the Credit Agreement, dated as of June 12, 1997, as amended and restated as of February 27, 1998, as further amended and restated as of June 29, 1999, among


                               Page 5 of 17 Pages

Foamex L.P., FMXI, Inc., the lenders and issuing banks named therein, and Citicorp USA, Inc. and The Bank of Nova Scotia, as administrative agents, (2) the Credit Agreement, dated as of February 27, 1998, as amended or as may be amended, among Foamex Carpet Cushion, Inc., the lenders and issuing banks named therein, and Citicorp USA, Inc. and The Bank of Nova Scotia, as administrative agents, (3) the Indenture, dated as of June 12, 1997, as supplemented from time to time, by and among Foamex L.P., Foamex Capital Corporation, General Felt Industries, Inc., Foamex Fibers, Inc. and the Bank of New York, as trustee, and
(4) the Indenture, dated as of December 23, 1997, as supplemented from time to time, by and among Foamex L.P., Foamex Capital Corporation, General Felt Industries, Inc., Foamex Fibers, Inc., Foamex LLC, Crain Holdings Corp. and the Bank of New York, as trustee, or (B) the elimination of the change of control provisions in such Credit Agreements and Indentures, such conversion would not result in any holder becoming the owner of 25% or more of the voting stock of the Company.

     After effectuating the transfer of 1,500,000 shares of Company Common Stock to the Company in exchange for 15,000 shares of Company Preferred Stock to be held by the Nominee, the Trustee released the remaining shares of Company Common Stock and the Bank, through its Nominee, became the owner of 5,697,426 shares of Company Common Stock pursuant to the Settlement.

     As a result of these transactions and its prior holdings of 53,000 shares of Company Common Stock, the Bank had become the owner of 5,750,426 shares of Company Common Stock and 15,000 shares of Company Preferred Stock, of which 5,697,426 of such shares of Company Common Stock and all of the 15,000 shares of Company Preferred Stock were held through its Nominee.

     The foregoing descriptions of the Settlement and the Share Exchange Agreement do not purport to be complete and are qualified in their entirety by reference to the Settlement, the Share Exchange Agreement, as amended, the Series B Preferred Stock Certificate of Designations, and the Calder & Co. Partnership Agreement, respectively, each of which was previously filed as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 to the Schedule 13D, and is incorporated herein by reference.

     The Bank intends to review its investment in the Company on a continuing basis and, depending upon price and availability of Company securities, subsequent developments affecting the Company, the business and prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider decreasing the size of the Bank's investment in the Company.

     On December 15, 2004, the Bank entered into a written sales plan (the "Sales Plan") with Morgan Stanley & Co. Incorporated, acting as agent for the Bank ("Morgan Stanley"), for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended. Pursuant to, but subject to the terms and conditions of, the Sales Plan and the requirements of Rule 144 of the Securities Act of 1933, as amended, Morgan Stanley may sell in the open market, on behalf of the Bank, up to the maximum number of shares of Company Common Stock permitted under the volume limitations of Rule 144(e), in any given time period. The maximum number of shares that potentially could


                               Page 6 of 17 Pages
be sold under the Sales Plan is 5,697,426. If not earlier terminated in accordance therewith, the Sales Plan will terminate on the earlier to occur of
(i) the date on which all the shares covered by the Sales Plan are sold or (ii) December 15, 2006.

     During the period from December 15, 2004 to January 31, 2005, 254,000 shares of Company Common Stock were sold by the Bank pursuant to the Sales Plan.

     Effective February 7, 2005, the Company suspended selling of additional shares under the Sales Plan until further notice.

Item 5. Interest in Securities of the Issuer.

      (a) As of January 31, 2005, the Bank beneficially owns 5,496,426 shares of Company Common Stock, 5,443,426 of which are held in the name of its Nominee. The total number of shares beneficially owned by the Bank represent in the aggregate approximately 22.49% of the outstanding shares of Company Common Stock. The calculation of the foregoing percentage is based on 24,444,617 shares of Company Common Stock disclosed as outstanding as of November 1, 2004 by the Company in its quarterly report on Form 10-Q for the quarterly period ended September 26, 2004.

     (b) The Bank holds sole power to vote and to dispose of the 5,496,426 shares of Company Common Stock described in (a) above.

     (c) Except as described in Item 4, the Bank has not effected any transaction in the Company Common Stock during the past 60 days from January 31, 2005.

     (d) No other person is known to the Bank to have the right to receive or power to direct dividends from, or proceeds from the sale of, the shares of Company Common Stock held by the Bank.

     (e)        Not applicable.

     As of the date hereof, the Bank beneficially owns 15,000 shares of Company Preferred Stock, which are held on behalf of the Bank in the name of its Nominee. Such 15,000 shares of Company Preferred Stock are convertible into an aggregate of 1,500,000 shares of Company Common Stock upon the occurrence of the events described in Item 4. The Bank disclaims beneficial ownership over such 1,500,000 shares of Company Common Stock on the basis that the Company Preferred Stock is not convertible within the next 60 days into such shares of Company Common Stock. If the Bank were to be deemed to beneficially own such shares, it would hold an aggregate of 28.62% of the Company Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See the information set forth under "Item 4. Purpose of Transaction" which is incorporated by reference in response to this Item 6.


                               Page 7 of 17 Pages

Item 7. Materials to be Filed as Exhibits.

     The following document is attached as an exhibit hereto:

Exhibit 99.7 -  Sales Plan between The Bank of Nova Scotia and Morgan Stanley &
                Co. Incorporated, dated December 15, 2004.


                               Page 8 of 17 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 8, 2005                          THE BANK OF NOVA SCOTIA


                                          By: /s/ Russell Morgan
                                              ------------------------------
                                              Name:   Russell Morgan
                                              Title:  Senior Vice President,
                                                      Investments


                               Page 9 of 17 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 8, 2005                          CALDER & CO.


                                          By: /s/ W.R. Ebbels
                                             --------------------------------
                                             Name:  W.R. Ebbels
                                             Title: Partner



                              Page 10 of 17 Pages

                                   APPENDIX A

                  Information Concerning Executive Officers and
                      Directors of The Bank of Nova Scotia


NAME OF CORPORATE OFFICERS        PRESENT POSITION WITH THE BANK                   CITIZENSHIP
Richard E. Waugh                  President and                                    Canada
                                  Chief Executive Officer

Robert W. Chisholm                Vice-Chairman                                    Canada

W. David Wilson                   Vice-Chairman                                    Canada

Robert L. Brooks                  Senior Executive Vice-President,                 Canada,
                                  Treasury & Operations                            Ireland

Sarabjit S. Marwah                Senior Executive Vice-President and              Canada
                                  Chief Financial Officer

Deborah M. Alexander              Executive Vice-President, General                Canada
                                  Counsel and Secretary

Peter C. Cardinal                 Executive Vice-President, Latin America          Canada

Alberta G. Cefis                  Executive Vice-President,                        Canada
                                  Retail Lending Services

Sylvia D. Chrominska              Executive Vice-President,                        Canada
                                  Human Resources and Public, Corporate
                                  and Government Affairs

Wendy G. Hannam                   Executive Vice-President, Domestic               Canada
                                  Branch Banking

Timothy P. Hayward                Executive Vice-President and Chief               Canada
                                  Administrative Officer, International
                                  Banking

Christopher J. Hodgson            Executive Vice-President,                        Canada
                                  Wealth Management

Dieter W. Jentsch                 Executive Vice-President,                        Canada
                                  Commercial Banking

Stephen D. McDonald               Executive Vice-President,                        Canada
                                  Deputy Chairman, Scotia Capital and
                                  U.S. Country Head

Barbara F. Mason                  Executive Vice-President, Marketing              Canada
                                  and Sales and Service

Robert H. Pitfield                Executive Vice-President,                        Canada
                                  International Banking



                              Page 11 of 17 Pages

Luc A. Vanneste                   Executive Vice-President and Chief Auditor       Canada

Albert E. Wahbe                   Executive Vice-President,                        Canada
                                  Electronic Banking

Warren K. Walker                  Head, Global Risk Management                     Canada

The business address for Executive Officers of the Bank is:
44 King St. West, Toronto, Ontario, Canada M5H 1H1


                              Page 12 of 17 Pages



NAME OF (Non-Officer)             PRINCIPAL OCCUPATION AND ADDRESS                 CITIZENSHIP
CORPORATE DIRECTORS

Arthur R.A. Scace                 Chairman of the Board                            Canada
                                  The Bank of Nova Scotia
Chairman of the Board             44 King St. West
                                  Toronto, Ontario, Canada
                                  M5H 1H1

Ronald A. Brenneman               President and CEO                                Canada
                                  Petro-Canada
                                  P O Box 2844, Station "M"
                                  150-6th Avenue S.W.
                                  Calgary, Alberta, Canada
                                  T2P 3E3

Choong Joong Chen                 Counsel                                          Singapore
                                  Rajah & Tann
                                  Advocates & Solicitors (Attorneys)
                                  4 Battery Road #26-01
                                  Bank of China Building
                                  Singapore   049908

N. Ashleigh Everett               President                                        Canada
                                  Royal Canadian Securities Limited
                                  800 - 240 Graham Avenue
                                  Winnipeg, Manitoba, Canada
                                  R3M 0J7

M. Keith Goodrich                 Corporate Director,                              Canada,
                                  Retired Chairman                                 USA
                                  Moore Corporation Limited
                                  574 North Burton Drive
                                  Lake Forest, Illinois 60045
                                  USA

John C. Kerr                      Chairman                                         Canada
                                  Lignum Investments Ltd.
                                  1720 - 1111 West Georgia Street
                                  Vancouver, British Columbia, Canada
                                  V6E 4M3

Senator                           Member of the Senate of Canada                   Canada
Michael J.L. Kirby                The Senate of Canada
                                  Parliament Buildings
                                  Room 471-S, Centre Block
                                  Ottawa, Ontario, Canada
                                  K1A 0A4


                              Page 13 of 17 Pages



NAME OF (Non-Officer)             PRINCIPAL OCCUPATION AND ADDRESS                 CITIZENSHIP
CORPORATE DIRECTORS

Laurent Lemaire                   Executive Vice-Chairman of the Board             Canada
                                  Cascades Inc.
                                  P.O. Box 30
                                  404, rue Marie-Victorin
                                  Kingsey Falls, Quebec, Canada
                                  J0A 1B0

John T. Mayberry                  Corporate Director                               Canada
                                  1982 Fieldgate Drive
                                  Burlington, Ontario, Canada
                                  L7P 3H6

The Honourable                    Advisor, Aird & Berlis LLP                       Canada
Barbara J. McDougall              BCE Place
                                  181 Bay Street, Suite 1800
                                  P.O. Box 754
                                  Toronto, Ontario, Canada
                                  M5J 2T9

Elizabeth Parr-Johnston           President                                        Canada
                                  Parr Johnston Economic and Policy
                                  Consultants
                                  217 Borgel's Drive
                                  P.O. Box 219
                                  Chester Basin, Nova Scotia, Canada
                                  B0J 1K0

Gerald W. Schwartz                Chairman & CEO                                   Canada
                                  Onex Corporation
                                  161 Bay Street, 49th Floor
                                  P.O. Box 700
                                  Toronto, Ontario, Canada
                                  M5J 2S1

Allan C. Shaw                     Chairman & CEO                                   Canada
                                  The Shaw Group Limited
                                  P.O. Box 996
                                  Halifax, Nova Scotia, Canada
                                  B3J 2X1

Paul D. Sobey                     President & CEO                                  Canada
                                  Empire Company Limited
                                  115 King Street
                                  Stellarton, Nova Scotia, Canada
                                  B0K 1S0


                              Page 14 of 17 Pages



NAME OF (Non-Officer)             PRINCIPAL OCCUPATION AND ADDRESS                 CITIZENSHIP
CORPORATE DIRECTORS

Barbara S. Thomas                 Corporate Director                               USA
                                  6 Belleview Boulevard
                                  Unit 207
                                  Belleair, Florida
                                  U.S.A.
                                  33756



                              Page 15 of 17 Pages

                                   APPENDIX B

               Information Concerning The Partners of Calder & Co.


NAME OF PARTNER        PRINCIPAL OCCUPATION AND        CITIZENSHIP
                       ADDRESS

Vilma Pindling         Banker
                       The Bank of Nova Scotia         U.S.A.
                       One Liberty Plaza
                       New York, NY  10006

William R. Ebbels      Banker
                       The Bank of Nova Scotia         Canada
                       One Liberty Plaza
                       New York, NY  10006

Warren Goshine         Banker
                       The Bank of Nova Scotia         U.S.A.
                       One Liberty Plaza
                       New York, NY  10006

Eric Sitcheran         Banker
                       The Bank of Nova Scotia         U.S.A.
                       One Liberty Plaza
                       New York, NY  10006

Ross Coomber           Banker
                       The Bank of Nova Scotia         Canada/U.K.
                       One Liberty Plaza
                       New York, NY  10006

Yasmin Prendergast     Banker
                       The Bank of Nova Scotia         U.S.A.
                       One Liberty Plaza
                       New York, NY  10006

Dorothy Jennings       Banker
                       The Bank of Nova Scotia         Canada/U.S.A./Jamaica
                       One Liberty Plaza
                       New York, NY  10006


                              Page 16 of 17 Pages

                                  EXHIBIT INDEX

Exhibit 99.7 -   Sales Plan between The Bank of Nova Scotia and Morgan Stanley
                 & Co. Incorporated, dated December 15, 2004.


                              Page 17 of 17 Pages